September 16, 2024

D. Neil Dauby
Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, Indiana 47547-0810

       Re: German American Bancorp, Inc.
           Registration Statement on Form S-4
           Filed September 6, 2024
           File No. 333-281985
Dear D. Neil Dauby:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Jeremy E. Hill